EXHIBIT 4.4

DESCRIPTION OF SECURITIES

(a)	Common Stock, $0.001 par value per share

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and are duly authorized, validly issued, fully paid and nonassessable. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.

Distributions may be paid to the holders of our common stock if, as and when declared by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. In accordance with the certificates of designation for our outstanding series of preferred stock, for so long as any shares of our preferred stock are outstanding, we will not: (x) declare any dividend or other distribution (other than a dividend or distribution paid in shares of our common stock) in respect of our common stock, (y) call for redemption, redeem, purchase or otherwise acquire for consideration any shares of our common stock, or (z) pay any proceeds of our liquidation in respect of our common stock, unless, in each case, (A) immediately thereafter, we have asset coverage for our senior securities (as calculated in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”)) equal to at least 200% (with respect to our Series D Term Preferred Stock (as defined below)) or 150% (with respect to our Series E Term Preferred Stock (as defined below)) after deducting the amount of such dividend or distribution or redemption or purchase price or liquidation proceeds and (B) all cumulative dividends and distributions on all shares of our outstanding series of preferred stock due on or prior to the date of the applicable dividend, distribution, redemption, purchase or acquisition have been declared and paid.

Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. Except as otherwise provided by statute, by the rules of the Nasdaq Global Select Market (“Nasdaq”) or other applicable stock exchange, by our certificate of incorporation or by our bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present or represented by proxy at a meeting of our stockholders and entitled to vote will be the act of the stockholders. Except as otherwise provided by statute, by our certificate of incorporation or by our bylaws, directors shall be elected by a plurality of the votes of the shares present or represented by proxy at a meeting of our stockholders and entitled to vote on the election of directors. Our common stock is listed on Nasdaq under the ticker symbol “GAIN.”

(b)	Preferred Stock, $0.001 par value per share

•	6.25% Series D Cumulative Term Preferred Stock due 2023 (“Series D Term Preferred Stock”)

•	6.375% Series E Cumulative Term Preferred Stock due 2025 (“Series E Term Preferred Stock”)

Of the 10,000,000 shares of our capital stock designated as preferred stock, 3,000,000 are designated as Series D Term Preferred Stock and 3,500,000 are designated as Series E Term Preferred Stock. All shares of our preferred stock are duly authorized, validly issued, fully paid and nonassessable. Shares of our preferred stock have no preemptive, exchange or conversion rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. Shares of our Series D Term Preferred Stock and Series E Term Preferred Stock are traded on Nasdaq under the trading symbols “GAINM” and “GAINL,” respectively.

The following is a summary of the material terms of each outstanding series of our preferred stock. The following summary is qualified in its entirety, with respect to each series, by reference to the certificate of designation for such series, which is filed as an exhibit to our annual report on Form 10-K.

Dividend Rights

The holders of Series D Term Preferred Stock are entitled to monthly dividends in the amount of 6.25% per annum on the stated liquidation preference of Series D Term Preferred Stock, or $0.13020833 per share. The holders of Series E Term Preferred Stock are entitled to monthly dividends in the amount of 6.375% per annum on the stated liquidation preference of Series E Term Preferred Stock, or $0.13281250 per share.

In the event that we fail to pay dividends on or to redeem the Series D Term Preferred Stock or Series E Term Preferred Stock when required, the dividend rate with respect to such series shall increase by 3% per annum until such default is cured.

Voting Rights

The holders of our preferred stock are entitled to one vote per share and do not have cumulative voting. The holders of our preferred stock generally vote together with the holders of our common stock, except that the holders of our preferred stock have the right to elect two of our directors. Furthermore, during any period that we owe accumulated dividends, whether or not earned or declared, on any preferred stock equal to at least two full years of dividends, the holders of our preferred stock will have the right to elect a majority of our Board of Directors.

Liquidation Rights

In the event of a dissolution, liquidation or winding up of our affairs, our preferred stock has a liquidation preference over our common stock equal to $25 per share, plus all unpaid dividends and distributions accumulated to (but excluding) the date fixed for payment on such shares.

Redemption

The Series D Term Preferred Stock has a mandatory redemption date of September 30, 2023. The Series E Term Preferred Stock has a mandatory redemption date of August 31, 2025. However, if we fail to maintain asset coverage as calculated in accordance the 1940 Act of at least 200% with respect to the Series D Term Preferred Stock or 150% with respect to the Series E Term Preferred Stock, we will be required to redeem a portion of our outstanding preferred stock to enable us to meet the required asset coverage at a price per share equal to the liquidation preference plus all accumulated and unpaid dividends and distributions. In the event of a change of control, we will also be required to redeem the shares of our preferred stock at a price per share equal to the liquidation preference plus all accumulated and unpaid dividends and distributions.

We have the option to redeem shares of Series D Term Preferred Stock at any time after September 30, 2018, with no redemption premium. We have the option to redeem shares of Series E Term Preferred Stock at any time after August 31, 2020, with no redemption premium.

(c)	Provisions of our Certificate of Incorporation or Bylaws that may have the effect of delaying, deferring or preventing a change of control

Classified Board of Directors

Pursuant to our bylaws, as amended, our Board of Directors is divided into three classes of directors. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. The holders of outstanding shares of any preferred stock are entitled, as a class, to the exclusion of the holders of all other securities and classes of common stock, to elect two of our directors at all times (regardless of the total number of directors serving on the Board of Directors). We refer to these directors as the Preferred Directors. The holders of outstanding shares of common stock and preferred stock, voting together as a single class, elect the balance of our directors. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualified. Holders of shares of our stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a plurality of the combined shares of common stock and preferred stock are able to elect all of the successors to the class of directors whose term expires at such meeting (other than the Preferred Directors, who will be elected by the holders of a plurality of the preferred stock).

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. Because our directors may only be removed for cause, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Removal of Directors

Any director may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Business Combinations

Section 203 of the Delaware General Corporation Law generally prohibits “business combinations” between us and an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder. In general, Delaware law defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, or controlled by, the entity or person. These business combinations include:

•	Any merger or consolidation involving the corporation and the interested stockholder;

•	Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 permits certain exemptions from its provisions for transactions in which:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Merger; Amendment of Certificate of Incorporation

Under Delaware law, we will not be able to amend our certificate of incorporation or merge with another entity unless approved by the affirmative vote of stockholders holding at least a majority of the shares entitled to vote on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•

by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our Board of Directors may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•

provided that our Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Preferred Stock

Our certificate of incorporation gives our Board of Directors the authority, without further action by stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could also decrease the market price of our common stock.

Possible Anti-Takeover Effect of Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

The business combination provisions of Delaware law, the provisions of our bylaws regarding the classification of our Board of Directors, the Board of Directors’ ability to issue preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock, and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of common stock or otherwise be in their best interest.